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                                                                       EXHIBIT 1

                 [LETTERHEAD OF METROMEDIA INTERNATIONAL GROUP]


FOR IMMEDIATE RELEASE


                         METROMEDIA INTERNATIONAL GROUP
                             TO SELL SNAPPER ASSETS

           SALE CONSISTENT WITH COMPANY STRATEGY TO IMPROVE LIQUIDITY
                           AND ENHANCE BUSINESS FOCUS


NEW YORK, OCTOBER 23, 2002 -- Metromedia International Group, Inc. (the Company) (AMEX:MMG), the owner of various interests in communications and media businesses in Eastern Europe, the Commonwealth of Independent States and other emerging markets, today announced that it has reached an agreement with Simplicity Manufacturing, Inc. (Simplicity) for the sale of substantially all of the assets and certain liabilities of the Company's wholly-owned subsidiary, Snapper, Inc (Snapper). Snapper manufactures premium-priced power lawnmowers, garden tillers, snow throwers, utility vehicles and related parts and accessories.

The agreement calls for a cash purchase price of $73.3 million and the assumption of certain liabilities. The purchase price is subject to a dollar for dollar adjustment for the amount by which the net purchased assets at closing, pursuant to an audited balance sheet, is greater or less then the net purchased assets at December 31, 2001, which were $76.2 million. Using the unaudited August 31, 2002 balance sheet of Snapper, the adjusted purchase price is estimated at $56.6 million with net cash proceeds to the Company of approximately $20.2 million.

The net cash proceeds to the Company reflect the repayment of the Snapper bank debt facility and transaction related costs. Based on the August 31, 2002 balance sheet, the Company anticipates that it will recognize a loss on the disposal of the Snapper assets. The transaction is scheduled to close within the next thirty days and is subject to the satisfaction of certain closing conditions, including Hart-Scott-Rodino clearance.

In making the announcement, Carl Brazell, Chairman, President and Chief Executive Officer of MMG, commented, "The sale of Snapper is an initiative that the Company has been aggressively pursuing. This transaction provides the Company with reasonable and adequate value for the Snapper business assets and is consistent with our program of pursuing assets sales that result in improvements to the capital structure of the Company."

Jim Wier, President and Chief Executive Officer of Simplicity Manufacturing, Inc., commented, "The acquisition of Snapper fits well into our strategy of offering premium quality residential and commercial lawn and garden equipment exclusively through independent dealers. The fit between the two companies in terms of product mix and distribution will allow us to bring more premium quality products to a greater number of customers globally."


ABOUT METROMEDIA INTERNATIONAL GROUP
------------------------------------

Metromedia International Group, Inc. is a global communications and media company. Through its wholly owned subsidiaries and its business ventures, the Company owns and operates communications and media businesses in Eastern Europe, the Commonwealth of Independent States and other emerging markets. These include a variety of telephony businesses including cellular operators, providers of local, long distance and international services over fiber-optic and satellite-based networks, international toll calling, fixed wireless local loop, wireless and wired cable television networks and broadband networks and FM radio stations.



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METROMEDIA INTERNATIONAL ANNOUNCES SALE OF SNAPPER ASSETS                 Page 2

ABOUT SIMPLICITY MANUFACTURING, INC.
------------------------------------

Simplicity Manufacturing, Inc., headquartered in Port Washington, Wisconsin, has been a leader in the outdoor power equipment industry for the past 81 years. The Company is engaged in the manufacture of riding mowers, lawn tractors, yard and garden tractors, chipper shredders, tillers, field and brush mowers and snowthrowers. Through its companies Ferris Industries, Inc. and Giant-Vac, Inc., Simplicity also produces a complete line of commercial mowers and debris management equipment designed for use by homeowners and commercial customers. All products are distributed through a worldwide network of independent dealers and distributors. Additional information about Simplicity products is available at the Company's Website at WWW.SIMPLICITYMFG.COM. Visit WWW.FERRISINDUSTRIES.COM and WWW.GIANT-VAC.COM for information about their products.


This news release contains certain forward-looking statements that involve risks and uncertainties. Factors that could cause or contribute to such risks and uncertainties include, but are not limited to, general economic and business conditions, competition, changes in technology and methods of marketing, and various other factors beyond the Company's control. This also includes such factors as are described from time to time in the SEC reports filed by Metromedia International Group, Inc., including its most recently filed quarterly report on Form 10-Q and the Company's annual report on Form 10-K for the year ended December 31, 2001. The Company is not under, and expressly disclaims any, obligation to update the information in this news release for any future events, including changes in its cash balances or other events affecting liquidity.

Please visit our website at WWW.METROMEDIA-GROUP.COM.


CONTACTS:

METROMEDIA INTERNATIONAL GROUP, INC.

Investor Relations

Ernie Pyle
Senior Vice President Finance,
Chief Financial Officer and Treasurer
(212) 527-3800

SIMPLICITY MANUFACTURING, INC.:

Troy Blewett
Manager, Corporate Communications
(262) 284-8706
tmb@smimail.com